August 20, 2020

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission (“SEC”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: T. Rowe Price U.S. Treasury Funds, Inc. (“Registrant”) on behalf of the U.S. Treasury Long-Term Fund (“Fund”)

 File Nos.: 033-30531/811-5860

Dear Mr. Sutcliffe:

The following is in response to your comments provided on August 13, 2020, regarding the preliminary proxy statement and accompanying materials (“Proxy Statement”) for the above listed Fund that was filed with the SEC on August 7, 2020 (“Filing”). The Proxy Statement relates to a special meeting of the Fund’s shareholders to be held on September 24, 2020 and is expected to begin mailing to shareholders on September 4, 2020. Your comments on the Filing and our responses are set forth below.

Comment:

We request that you reproduce these comments as stated along with your responses to our comments and file them as correspondence. If there are any changes made to the Proxy Statement in response to these comments, please file a red-lined version of the Proxy Statement in EDGAR along with your responses to these comments.

Response:

We have included a red-lined version of the Proxy Statement as an attachment to this response letter.

Comment:

The letter to shareholders dated September 4, 2020, and certain disclosures in the Proxy Statement, indicate that the shareholder meeting will be conducted virtually. In connection with recent SEC guidance on virtual shareholder meetings, please confirm that you have reviewed applicable state law requirements and the Fund’s governing documents and determined that a virtual shareholder meeting is permitted.

Response:

We confirm that we have reviewed applicable state law and the Fund’s governing documents and determined that a virtual shareholder meeting is permitted.

Comment:

The letter to shareholders dated September 4, 2020, and certain disclosures in the Proxy Statement, indicate that the Fund’s Board of Directors (“Board”) recommends that the Fund’s shareholders vote in favor of the proposal. When was this proposal approved by the Fund’s Board? Who presented the proposal to the Board? What information was provided? Are there any other factors that the Board considered? Please provide any further available discussion on Board considerations.

Response:

We note that the introductory shareholder letter does not provide a robust discussion of the factors considered by the Board but asks shareholders to carefully read the enclosed information that provides the reasons why the Fund’s Board is recommending the changes. As indicated on page 5, the proposal was approved at a July 30, 2020 Board meeting. The proposal to change the Fund’s investment objective was presented and recommended to the Board by the Fund’s investment adviser. We intend to revise the sentence on page 5 to reflect the investment adviser’s role in the Board’s approval as follows (new language is underlined):

“At a meeting held on July 30, 2020, the Fund’s Board, including all of the Fund’s independent directors, upon recommendation by the Fund’s investment adviser unanimously approved submitting the following proposals to the Fund’s shareholders.”

We believe that the discussion under “What are the reasons to change the investment objective?” that begins on page 5 accurately summarizes all of the information presented to the Board in written materials provided in advance of the meeting and orally at the meeting where the proposal was approved. The primary factors considered by the Board in concluding that the investment objective change, and other related Board-approved changes that do not require shareholder approval, are in the best interests of the Fund’s shareholders include the following: a significant shift by other U.S. Treasury funds to index strategies; a lower management fee and lower overall expenses consistent with similar U.S. Treasury index funds; and the expectation of higher net returns going forward as an index fund. We believe that the disclosure in the Proxy Statement appropriately reflects the Board’s considerations and that no disclosure changes are necessary.

Comment:

On page 7 of the Proxy Statement, in the last sentence of the next to last paragraph, it states that there is a separate contractual management fee waiver agreement that limits the Fund’s overall management fee rate to 0.15%, which renews automatically for one-year terms unless terminated by the Board. Please disclose the end date for this arrangement.

Response:

In the related sentence in the next paragraph, we will disclose that the agreement is in place through September 30, 2020 and was scheduled to renew on October 1, 2020.

Comment:

On page 7 of the Proxy Statement, in the first sentence of the last paragraph, please disclose the lowest breakpoint in the group fee schedule for reference.

Response:

We will disclose the lowest breakpoint, which is currently 0.260%.

Comment:

On pages 11-12 of the Proxy Statement, it states that for shares of the Fund held in an individual retirement account (“IRA”) or Coverdell education savings account (“ESA”) that is sponsored by T. Rowe Price Trust Company and for which T. Rowe Price Trust Company serves as custodian, T. Rowe Price Trust Company shall without written direction from the investor, vote shares for which no voting instructions are timely received in the same proportion as shares for which voting instructions from other shareholders are timely received. It also states that in cases where another T. Rowe Price mutual fund owns shares of the Fund, T. Rowe Price Associates, Inc. will mirror vote the Fund’s shares held by the investing fund in the same proportion as the votes cast by the other shareholders of the Fund.

Provide the basis for validating these practices and explain how the practices are consistent with Rule 14a-4 under the Securities Exchange Act of 1934.

Response:

For certain shareholders that invest in certain account types, the shareholders have contractually agreed to the use of mirror voting in their account opening documents. For example, in order to open a T. Rowe Price IRA where T. Rowe Price Trust Company serves as the custodian, an investor must agree to be bound by the terms and conditions of the

T. Rowe Price IRA Disclosure Statement and Custodial Agreement. Article 4.4 of the IRA Custodial Agreement states the following:

“All assets held in an Account shall be registered in the name of the Custodian for the benefit of the Investor in the type of IRA designated by the Investor in the Application. The Custodian or its designee shall deliver, or cause to be delivered, to the Investor all notices, prospectuses, financial statements, proxies, and proxy solicitation materials relating to the Price Fund shares or Other Investment Vehicles held in the Investor’s Account. The Custodian shall not vote any such shares or Other Investment Vehicles except in accordance with instructions received from the Investor in the form and manner acceptable to the Custodian, provided, however, that the Custodian shall, without written direction from the Investor, vote Price Fund shares held in an Investor’s Account for which no voting instructions are timely received in the same proportion as Price Fund shares for which voting instructions from such Fund’s other shareholders are timely received.”

Although a new T. Rowe Price ESA may no longer be opened, an investor who previously opened a T. Rowe Price ESA where T. Rowe Price Trust Company serves as the custodian and continues to hold such an account has agreed to be bound by the terms and conditions of the T. Rowe Price ESA Disclosure Statement and Custodial Agreement. Article 4.5 of the ESA Custodial Agreement states the following:

“The assets of the Account shall be registered in the name of the Custodian for the benefit of the Beneficiary. The Custodian shall deliver, or cause to be delivered, to the Authorized Person all notices, prospectuses, financial statements, proxies, and proxy solicitation materials relating to the investment options held under the ESA. The Custodian shall not vote any interest in any investment option held under the ESA except in accordance with written instructions received from the Authorized Person; provided, however, that the Custodian shall, without written direction from the Authorized Person, vote Price Fund shares held in an Account for which no voting instructions are timely received in the same proportion as Price Fund shares for which voting instructions from such Fund’s other shareholders are timely received.”

The Boards of Directors of the T. Rowe Price Funds have delegated proxy voting authority to T. Rowe Price and its affiliated advisers. T. Rowe Price has developed robust proxy voting guidelines and policies, some of which are designed to mitigate any potential conflicts of interest. A detailed set of proxy voting guidelines are available on T. Rowe Price websites. In addition, the Statement of Additional Information for the T. Rowe Price Funds states the following:

"In addition, the Price Advisers have voting authority for proxies of the holdings of certain Price Funds that invest in other Price Funds. In cases where the underlying fund of an investing Price Fund, including a fund-of-funds, holds a proxy vote, the Price Advisers will mirror vote the fund shares held by the upper-tier fund in the same proportion as the votes cast by the shareholders of the underlying funds (other than the T. Rowe Price Reserve Investment Fund)."

We believe that these practices with respect to IRAs, ESAs, and T. Rowe Price Funds investing in other T. Rowe Price Funds are clearly disclosed to shareholders, and are reasonably designed to help achieve quorum while mitigating any potential for undue control or conflicts of interest that could arise from voting on a proposal that could potentially benefit T. Rowe Price or its affiliates. Advisers may use various means to ensure that proxy votes are not affected by the advisers’ conflicts of interest. An adviser may obtain clients’ consents before voting as we have done with IRA and ESA shareholders. An adviser may also vote based on a pre-determined voting policy that involves little discretion on the part of the adviser; this is the case with T. Rowe Price Funds holding shares of other T. Rowe Price Funds where the investing fund does not exercise any discretion and is required to vote in the same proportion as other shareholders.

We note there are scenarios where the SEC has specifically required or authorized mirror voting to avoid conflicts of interest. For example, the SEC has issued exemptive relief to insurance companies that pass-through votes to owners of variable contracts authorizing the insurance company to vote shares of a fund held in its separate accounts for which no timely voting instructions from contract owners are received, as well as any shares it owns, in the same proportion as those shares for which voting instructions have been received.

In addition, in December 2018, when the SEC proposed rules applicable to funds-of-funds arrangements, new Rule 12d1-4 under the Investment Company Act of 1940 would require an acquiring fund that holds more than 3% of an acquired fund’s outstanding voting securities to either: (1) seek voting instructions from its security holders and vote such proxies in accordance with their instructions (pass-through voting) or (2) vote the shares held by it in the same proportion as the vote of all other holders of the acquired fund (mirror voting). Even though an acquiring fund that is within the same group of investment companies as the acquired fund would be exempt from these voting requirements, many fund-of-fund exemptive orders require mirror voting and we believe our policy to have an acquiring fund mirror vote its shares of an affiliated acquired fund is an effective means of mitigating any potential conflicts of interest and concerns around inappropriately exercising control.

We believe that these practices are consistent with Rule 14a-4 primarily since we will solicit a vote from all Fund shareholders by sending a proxy to them affording them the opportunity to approve, disapprove, or abstain with respect to each matter to be acted upon. However, we intend to more prominently present the Proxy Statement disclosure that you have noted in bold-face type to clarify how T. Rowe Price Trust Company or T. Rowe Price Associates, Inc. intends to vote shares where they have discretionary voting authority. Further, we believe that we are providing a reasonable amount of time for shareholders to cast their votes on the proposal and note that a specified time period under Rule 14a-4 does not apply to special shareholder meetings. In addition, applicable state law requires a specific period for advance notice and the time between the Proxy Statement mail date and the Shareholder Meeting date satisfies that requirement. Approximately 25% of the Fund’s shareholders have opted for electronic delivery and they will receive the Proxy Statement on the mail date by email.

Comment:

In the principal holders table beginning on page 15, for clarity please indicate that the first class listed is the Fund’s Investor Class.

Response:

We will make this change.

Comment:

The proxy voting card appears to be missing the boxes under the headings “For,” “Against,” and “Abstain.”

Response:

We confirm that the proxy card being mailed to shareholders will include the necessary voting boxes. We note that the voting boxes did not render appropriately when the proxy card was submitted for filing on EDGAR. This issue has been resolved and the voting boxes will appropriately appear as part of the definitive proxy filing.

Additional Change:

Page 13 provides a discussion about notice and access, although the disclosure indicates that it is not anticipated that notice and access will be used to solicit votes for this proxy campaign. Since we have determined that notice and access will not be used in connection with this proxy campaign, we intend to remove the disclosure referencing notice and access from the Proxy Statement to avoid any potential shareholder confusion.

*           *           *

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646 or, in my absence, Fran Pollack-Matz at 410-345-6601.

/s/ Brian R. Poole
Brian R. Poole
Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.